3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

August 23, 2018

Via EDGAR Correspondence

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Kathy Churko, Accountant

Re:                             StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333- 204417

Dear Ms. Churko:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 4 (“PEA No. 4) to the Company’s registration statement on Form N-2, provided on August 14, 2018.  PEA No. 4 was filed on August 13, 2018, under the Securities Act of 1933, and under the Investment Company Act of 1940.

We appreciate the opportunity to address the Staff’s accounting comments regarding certain disclosure in PEA No. 4.  We have organized this letter by setting forth the comments received in italicized text followed by the Company’s response to the Staff’s comments.

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1.  The Staff notes that the financial statements disclose fee waiver arrangements with respect to investment advisory fees accrued for the fiscal year ended December 31, 2016 and the recapture/recoupment of such waived fees during the fiscal year ended December 31, 2017.  The staff is aware that the Company had a fee waiver agreement in place that expired August 30, 2015 but it appears to the Staff that there was an expense waiver agreement in place during the fiscal year ended December 31, 2016.  Please identify relevant disclosure in the registration

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statement with respect to this fee waiver arrangement including the ability of the Advisor to recapture previously waived fees or expenses.  Please explain why the waiver agreement was not filed as an exhibit to the Company’s shelf registration statement as a material agreement.  To the extent necessary revise the prospectus to disclose the appropriate information regarding the Advisor’s ability to recapture fees.

Response: In January 2017, during the normal closing of the books for the fiscal year ended December 31, 2016, the Advisor decided to waive a portion of its management fee and entered into a fee waiver agreement with the Company dated January 12, 2017 (the “waiver agreement”) that provided for the waiver of $115,000 representing a portion of the management fee earned during the quarter ended December 31, 2016.  The waiver agreement provided for the recapture of the waived fees to the extent net income earned by the Company exceeded $0.39 per share in any quarter provided that no recapture could occur after December 31, 2017. The terms of the waiver agreement were fully disclosed in the Company’s annual report to shareholders for the fiscal year ended December 31, 2016 (the “2016 Annual Report”) filed on Form N-CSR with the Commission on February 28, 2017 (SEC Accession No.:  0001104659-17-012521).  The waived fees were recaptured after the subsequent quarter ended March 31, 2017.  The recapture of the waived fees was disclosed in the Company’s semi-annual report to shareholders for the semi-annual period ended June 30, 2017 (the “2017 Semi-Annual Report”) filed on Form N-CSRS with the Commission on August 9, 2017 (SEC Accession No.:  0001104659-17-050700) and also in the Company’s annual report to shareholders for the fiscal year ended December 31, 2017 (the “2017 Annual Report”) filed on Form N-CSR with the Commission on March 1, 2018 (SEC Accession No. 0001104659-18-014084).  After the fees were recaptured, the terms of the agreement were satisfied and there were no fee waiver arrangements with recapture/recoupment provisions in place after that time.  The fee waiver was properly reflected in the financial statements on the income statement, balance sheet and notes to financial statements for the fiscal year ended December 31, 2016 (audited) because they related to the investment advisory fees accrued by the Fund during such fiscal year. The fee waiver recapture was also properly reflected in the financial statements on the income statement, balance sheet and notes to financial statements for the semi-annual period ended June 30, 2017 (unaudited) and for the fiscal year ended December 31, 2017 (audited) because they related to the investment advisory fees recaptured by the Fund during such periods.

With respect to disclosures in the Company’s shelf registration statement, please note the following:  (i) no offerings were made nor were any sales sold off of the Company’s shelf registration since it became effective on August 10, 2016, (ii) the 2016 Annual Report was incorporated by reference into the Post-Effective Amendment No. 1 to the

Company’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Commission on June 30, 2017 (SEC Accession No. 0001104659-17-043000); (iii) the 2017 Semi-Annual Report was incorporated by reference into Post-Effective Amendment No. 2 to the Registration Statement filed with the Commission on October 26, 2017 (SEC Accession No. 0001104659-17-064022); and the (iv) the 2017 Annual Report was incorporated by reference into Post-Effective Amendment No. 3 to the Registration Statement filed with the Commission on June 28, 2018 (SEC Accession No. 0001104659-18-042917).  Since there was no offering conducted under the shelf registration statement at a time when the waiver agreement was effective, the Company did not file the fee waiver agreement as an exhibit to the shelf registration statement.  If an offering had been conducted while the waiver agreement was in place, the Company would have filed such agreement as an exhibit and disclosed information regarding the waiver and recoupment provisions in the prospectus supplement in connection with such offering.  In the future, to the extent an offering is made off of the shelf registration statement and a fee waiver arrangement is in place, the prospectus supplement will disclose such arrangements and the fee waiver agreement will be filed as an exhibit to the shelf registration statement.

Additionally, the Prospectus will be revised to (i) state that the Advisor may from time to time waive its advisory fee and such waivers may include the ability of the Advisor to recoup such fees subject to certain conditions, including that no amounts may be recouped more than three years from the date of the waiver or reimbursement; and (ii) add the following sentence: For the fiscal years ended December 31, 2017, 2016 and 2015, the Advisor was paid, respectively, management fees of $3,322,923 ($3,207,923 plus recapture of $115,000), $3,301,253 ($3,416,253 less waivers of $115,000), and $2,869,971 ($3,390,760 less waivers of $520,789).

2.                                      If the Company currently has in place fee waiver arrangements that provide for recoupment by the Advisor, disclose such arrangements in the registration statement and file the waiver agreement as an exhibit to the registration statement.

Response:  The Company currently does not have any fee waiver arrangements with recoupment provisions in place.

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Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:                                Rachel N. Schatten, Esq.
John M. Ford, Esq.
Karen L. Rossotto, Senior Counsel, Division of Investment Management, U.S. Securities and Exchange Commission